April 23, 2014

Keith Gregory

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund II (the “Registrant”)

1933 Act File No. 333-122804

1940 Act File No. 811-21714

Comments received for PEA No. 26 filed on February 28, 2014

Dear Mr. Gregory:

Below is a summary of the comments I received from you on April 21, 2014 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2130 as soon as possible if you have any further questions or comments. Thank you.

General Comments

Principal Strategies and Risks

(1)	Principal and Non-Principal Strategies and Risks.

If emerging market securities will be significant investments of the Money Market Fund, please include adequate disclosure concerning such securities. We note that although certain emerging market countries may have investment grade sovereign ratings, they may still present more than minimal credit risk to a Fund’s portfolio. If the Fund will not invest significantly in emerging markets securities, please remove the emerging markets risk factor from the Principal Risks section.

Response (1): We will remove the emerging markets risk factor from the Principal Risks section for the Money Market Fund.

(2)	Plain English

Please consider renaming “lower-rated securities risk” as “below investment grade risk” because certain investment grade securities still include investment grade securities at the lower end of the investment grade rankings (e.g., Baa2; Baa3).

Response (2): We will rename “Lower-Rated Fixed Income Securities Risk” to “Below Investment Grade Fixed Income Securities Risk.” We will make conforming changes throughout the Prospectus and SAI.

Individual Fund Comment

MML Blend Fund

(1)	Performance Information

Please include a sentence after the name of the custom index in the paragraph under “Performance Information” indicating that the information shows how the Fund’s performance compares with the returns of an index with similar investment objectives. See Instruction 2(b) to Item 4(b)(2) of Form N-1A.

Response (1): We will make this change.

SAI

(1)	Concentration Restriction

Fundamental Investment Restriction (7)(c) states that there is no limitation for securities issued by other investment companies. A Fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its own concentration policies. Funds should add disclosure indicating that they will consider the concentration of these investment companies when determining compliance with their own concentration policies.

Response (1): We have found no authority for this interpretation. Additionally, this approach, which is burdensome and impractical, does not appear to be a standard practice in the industry. Therefore, we respectfully decline to revise the disclosure to indicate that the Funds will look through to the investments of their underlying funds for purposes of industry concentration.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MML Series Investment Fund II

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company